Exhibit 12.1

Regency Centers Corporation and Regency Centers, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2012	2011	2010	2009		2008
Fixed Coverage Ratio:
Add: pre-tax income from continuing operations before adjustment for income or loss from equity investees and noncontrolling interests in consolidated subsidiaries	$(7,920)	41,099	15,650	(14,939)		123,963
Add: fixed charges	143,851	153,648	158,560	157,888		159,192
Add: distributed income of equity investees	44,809	43,361	41,054	31,252		30,730
Subtract: capitalized interest	(3,686)	(1,480)	(5,099)	(19,062)		(36,511)
Subtract: preferred stock dividends / preferred unit distributions	(23,658)	(23,400)	(23,400)	(23,400)		(23,400)
Subtract: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(112)	(55)	(66)	(59)		(41)
Earnings	$153,284	213,173	186,699	131,680		253,933

Fixed Charge Data:
Interest expensed and capitalized	$114,198	124,707	129,837	128,551		131,009
Amortized premiums, discounts and capitalized expenses related to indebtedness	3,292	2,860	2,957	3,517		2,981
Estimate of the interest within rental expense	2,702	2,680	2,366	2,420		1,802
Preferred stock dividends / preferred unit distributions	23,658	23,400	23,400	23,400		23,400
Total fixed charges	$143,850	153,647	158,560	157,888		159,192

Ratio of earnings to fixed charges	1.1	1.4	1.2	0.8	(1)	1.6
(1) The Company's ratio of earnings to fixed charges was deficient in 2009 by $26.2 million in earnings, due to significant non-cash charges for impairment of real estate investments of $97.5 million,